Avino Silver & Gold Mines Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, shares@avino.com

December 8, 2006
TSX - V Trading symbol: ASM
 U.S. OTC BB symbol: ASGMF
FSE: GV6

AVINO CLARIFIES DECEMBER 7, 2006 NEWS RELEASE

Further to Avino Silver & Gold Mines Ltd.’s (the “Company”) news release dated December 7, 2006 regarding the Avino process plant in Durango, Mexico, the Company wishes to clarify that the Osborne report is an order of magnitude cost estimate for the processing plant and is not NI 43-101 compliant as it does not include underground development work. The Company wishes to re-state that the operating life of 5 to 10 years refers to the operating life of the processing plant after the capital expenditures and not the operating life of the mine. The Company has not completed a feasibility study and this should not be perceived as a projection.

The Company also wishes to clarify that the valuation of US $40 million by Herb Osborne and Associates is the construction value for a new 1,000 TPD plant with new equipment and is not a value of the property as an operating entity. The independent plant audit was prepared by Herb Osborne and Associates in September 2006, a widely recognized expert in process plant evaluations.

Avino Silver & Gold Mines Ltd., founded in 1968, has established a long record of mining and exploration. The Company’s focus is the acquisition and aggressive exploration of top silver prospects throughout North America. Avino remains well funded with low debt.

On Behalf of the Board

“David Wolfin”
David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.